lefthandbrewing.com

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VISIT & BEER WITH US!

HOURS

TAKE A TOUR

BEERS ON-TAP

FOOD TRUCKS

INVEST IN LEFT HAND!

COMMUNITY ROUND NOW OPEN TO THE PUBLIC

We're selling stock to the public for the first time in 24 years to fund a new model to support independent craft beverage companies through Wefunder.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

FROM OUR HAND TO YOURS.™

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